EXHIBIT 16.01
July 9, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
We have read Item 4.01(a) on page two of Form 8-K dated July 8, 2008 of Genelabs Technologies, Inc. and are in agreement with the statements contained in the first, second, and third paragraphs and the first sentence of the fourth paragraph on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP